Exhibit 99.1

SciSparc-Clearmind Collaboration Leads to Publication of International Patent Application for Novel Combination Therapy Targeting Obesity and High Blood Sugar

TEL AVIV, Israel, Aug. 07, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that its collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”) has led to the publication of an international patent application under the Patent Cooperation Treaty (PCT).

The patent application published under the European Patent Office covers an innovative combination therapy of Clearmind’s proprietary 5-methoxy-2-aminoindane (MEAI) and SciSparc’s Palmitoylethanolamide (PEA) for the treatment of metabolic syndrome and obesity.

Metabolic syndrome, characterized by conditions such as high blood pressure, high blood sugar, excess abdominal fat, and elevated cholesterol levels. According to Mayo Clinic, this syndrome affects up to one-third of U.S. adults and increases the risk of heart disease, stroke, obesity and type 2 diabetes. This proprietary combination therapy leverages PEA’s anti-inflammatory and neuroprotective properties alongside MEAI’s unique pharmacological profile to offer potential safe and effective treatment for these widespread health challenges.

This patent publication marks a significant milestone in the Clearmind-SciSparc collaboration, which has resulted in the filing of 13 patent families, across multiple jurisdictions, such as the United States, Europe, and China. The collaboration focuses on developing innovative therapies that combine neuroplastogens molecules with N-acylethanolamines, including PEA, to address mental health disorders such as depression and PTSD, addictions, and various metabolic conditions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

About Clearmind Medicine Inc. (Nasdaq: CMND) (FSE: CWY)

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of 19 patent families including 31 granted patents. For further information visit: https://www.clearmindmedicine.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing the potential benefits and advantages of the new patent application, and that this proprietary combination has the potential to address: obesity and metabolic syndrome. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055